

11023362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2011

ANNUAL AUDITED REPORT
Ⓐ FORM X-17A-5
PART III

SEC FILE NUMBER
8-49944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 AND ENDING 06/30/2011
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

2010 Hancock St. Second Level
           (No. and Street)

San Diego	CA	92110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rodney P. Michel   (619) 739-4559
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas A. Ralston
        (Name – if individual, state last, first, middle name)

41874 Sixth Street	Temecula	CA	92590
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Rodney P. Michel _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
World Trade Financial Corporation _____ , as

of June 30th _____ , 20 11 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TRADE FINANCIAL CORPORATION

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

YEARS ENDED JUNE 30, 2011 AND 2010

TOGETHER WITH INDEPENDENT AUDITOR'S REPORTS THEREON

WORLD TRADE FINANCIAL CORPORATION
YEARS ENDED JUNE 30, 2011 AND 2010
TABLE OF CONTENTS

Thomas A. Ralston
Certified Public Accountant

41874 Sixth Street   Phone: 951-296-9030
Temecula, California 92590   Fax: 951-296-9033
                            Email: tomralstoncpa@yahoo.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
World Trade Financial Corporation
San Diego, California

We have audited the accompanying statements of financial condition of World Trade Financial Corporation (a Nevada corporation) (the "Company") as of June 30, 2011 and June 30, 2010, and the related statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial Corporation as of June 30, 2011 and June 30, 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 12 through 16 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas A. Ralston

San Diego, California
Amended as of
September 27, 2011

- 1 -

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2011 AND 2010

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 236,457	$ 359,265
Receivables, net	66,099	89,927
Due from MacMeda, Inc.	411,750	0
Deferred Income Taxes	191	0
Investments, at market value:		
Trading securities	0	15,982
Deposits with clearing brokers	250,323	250,308
Other assets and deposits	63,129	26,875
Total current assets	1,027,949	742,357
FIXED ASSETS:		
Furniture and equipment, net of accumulated depreciation (note 3)	47,437	51,666
Total assets	$ 1,075,386	$ 794,023

The accompanying notes are an integral part of the financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES:		
Accounts Payable	$ 28,154	$ 12,858
Payable to clearing broker	7,646	34,509
Accrued Retirement Contribution	115,000	0
Other Current Liabilities	11,764	29,398
Income taxes payable - current (note 4)	92,866	0
Total current liabilities	255,430	76,765
LONG TERM LIABILITIES:		
Note payable (note 11)	0	100,000
Total liabilities	255,430	176,765
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authroized 5,000,000; no shares issued and outstanding	0	0
Common stock, no par value; suthorized 20,000,000 issued and outstanding 4,675,000	63,985	63,985
Additional paid in capital	1,267,728	1,267,728
Accumulated deficit	(511,757)	(714,455)
Total shareholders' equity	819,956	617,258
Total liabilities and shareholders' equity	$ 1,075,386	$ 794,023

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010
Revenues:		
Commissions	$ 1,509,958	$ 1,172,850
Interest	39	0
Realized gains (losses)	(5,960)	0
Unrealized gains (losses)	24,543	(19,067)
Other	389,752	383,641
Total revenues	1,918,332	1,537,424
Expenses:		
Clearing	138,574	90,424
Employee compensation and benefits	718,059	324,448
General and administrative	614,290	549,793
Professional services	146,003	307,684
Depreciation	6,031	7,060
Total expenses	1,622,957	1,279,409
Net (loss) income before income taxes	295,375	258,015
Provision for Income Taxes	(92,675)	(800)
Net (loss) income	$ 202,700	$ 257,215

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

| | Common stock | | Additional Paid in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2009	4,675,000	$ 63,985	$ 1,267,728	$ (994,244)	$ 337,469
Capital contributions					0
Change in retained earnings				22,572	22,572
Net Income				257,215	257,215
Balance, June 30, 2010	4,675,000	63,985	1,267,728	(714,457)	617,256
Net Income				202,700	202,700
Change in retained earnings				0	0
Balance, June 30, 2011	4,675,000	$ 63,985	$ 1,267,728	$ (511,757)	$ 819,956

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVTIES:		
Net (loss) income	$ 202,700	$ 257,215
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation	5,227	7,060
Decrease (increase) in assets:		
Receivables	23,828	16,298
Receivables-Mac Meda, Inc.	(411,750)	0
Deferred Income Taxes	(191)	0
Trading securities	15,982	(15,457)
Deposits with clearing broker	(15)	(124,985)
Other assets and deposits	(36,254)	87,441
Increase in fixed assets	(1,000)	(56,425)
Increase (decrease) in liabilities:		
Accounts payable	15,296	10,465
Accrued retirement contribution	115,000	0
Other current liabilities	(17,634)	11,124
Income Taxes Payable	92,866	0
Payable to clearing broker	(26,863)	34,509
Decrease in note payable	(100,000)	100,000
Net cash flows used in operating activities	(122,808)	327,245
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in retained earnings	0	22,573
Capital contributions	0	0
Net cash provided by financing activities	0	22,573
Net increase (decrease) in cash and cash equivalents	(122,808)	349,818
Cash and cash equivalents at the beginning of the year	359,265	9,447
Cash and cash equivalents at the end of the year	$ 236,457	$ 359,265

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION

Organization and Business

World Trade Financial Corporation (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997 and began using its current name on April 27, 1999. The company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate its trading activity.

NOTE 2 – ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank account at a financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At June 30, 2011 and 2010, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at two financial institutions located in Texas and Nebraska. The accounts at these institutions are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At June 30, 2011 and 2010, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 2 – ACCOUNTING POLICIES (Continued)

Receivables

All receivables consist of clearing broker dealer balances which result from daily and recurring trade transactions. Due to the general nature of these receivables, the amounts are generally fully collected within ten days of closing of transactions throughout the year

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned. Revenues are recognized on the basis of settlement date.

Financial Instruments

The carrying of value of current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities as of June 30, 2011 and 2010.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are depreciated on the straight-line basis for a useful life of fifteen years.

	2011	2010
Furniture and Equipment	$ 48,920	$ 48,920
Leasehold Improvements	44,563	43,563
	93,483	92,483
Less: Accumulated Depreciation	(46,046)	(40,015)
Net Fixed Assets	$ 47,437	$ 52,468

NOTE 4 – INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes and the timing of the payment of California Franchise taxes which are not currently deductible for federal income tax purposes.

The Company's benefit (provision) for income tax for the years ended June 30, 2011 and 2010 are as follows:

	2011	2010
Current taxes benefit (provision):		
Federal	$ (92,066)	$ 0
State	(800)	(800)
Total current portion	(92,866)	(800)
Deferred taxes:		
Federal	(191)	0
State	0	0
Total deferred portion	(191)	0
Provision for income taxes	$ (93,057)	$ (800)

There are no Deferred Tax Liabilities for the periods ended June 30, 2011 and 2010.

At June 30, 2011, the Company has federal and California net operating loss carryovers of $18,126 and $613,634, respectively. A portion of the California net operating loss carryforwards may be subject to a limitation of the amount that may be utilized each year. For taxable years beginning in 2010 and 2011, California suspended the net operating loss (NOL) carryovers deduction.

NOTE 5 – SHAREHOLDER' EQUITY

On May 14, 2001, the Company's Board of Directors increased the number of shares of common stock authorized to 20,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

WORLD TRADE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011 AND 2010

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1, and the Company maintain minimum net capital of $100,000. At June 30, 2011 and 2010, the Company had net capital of $186,007 and $436,258, respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.89 to 1 and 0.33 to 1, respectively.

	2011	2010
Total assets	$ 1,075,386	$ 794,023
Total liabilities	255,430	(176,765)
Shareholders' Equity	819,956	617,258
Less non-allowable assets:		
Accounts receivable, net	0	0
Furniture, equipment and leasehold improvements	(47,437)	(51,666)
Haircuts on securities held and cash concentrations	0	(2,459)
Other assets	(486,512)	(26,875)
Non-allowable assets	(533,949)	(81,000)
Net capital	$ 286,007	$ 536,258

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2011	2010
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ 186,007	$ 436,258
Aggregate indebtedness	$ 255,430	$ 176,765
Ratio of aggregate indebtedness to net capital	0.89 to 1	0.33 to 1

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 7 – LITIGATION

FINRA Complaint

On March 28, 2008, the Financial Institution Regulatory Authority ("FINRA"), a self-regulatory organization of which the Company is a member, filed a Complaint naming the Company and three individuals associated with the Company as respondents. In essence, the Company was alleged to have sold unregistered securities of one issuer on behalf of three customers of the firm without an appropriate exemption from the registration requirements.

The Company and individuals determined to contest the charges made against them. A hearing was held in November 2008 and a decision was subsequently rendered against the Company and its principals. The decision imposed a fine of $30,000.00 against the Company along with some incidental costs. In March of 2011 the fines for the Company were increased to $45,000.00 and incidental costs.

The Company has filed a notice of appeal of the adverse decision and it is currently under appeal. At the advice of counsel, management believes the Company and the individuals have a favorable chance of obtaining some form of relief at some stage during the appeal process and as such will not have a material effect on the financial statements of the Company.

Neither legal counsel nor management know of any unasserted possible claims that are probable of assertion and must be disclosed in accordance with FASB Statement #5.

NOTE 8 – PENSION PLAN

The Company's pension plan at June 30, 2011 has a market value of $550,586.01.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company's offices are currently located in a building owned by two shareholders of the company. Rent expense for the years ended June 30, 2011 and 2010 was $198,603 and $74,762 respectively.

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE COMPANY AS INCLUDED IN PART IIA OF FORM X-17A-5
JUNE 30, 2011 AND 2010

	2011	2010
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 255,430	$ 156,509
Other adjustments	0	20,256
Income tax accrual	93,057	0
Aggregate indebtedness, as adjusted	$ 348,487	$ 176,765
NET CAPITAL		
Net capital, as reported Company's Part IIA (Unaudited) FOCUS report	$ 286,008	$ 556,604
Other adjustments	0	(20,346)
	$ 286,008	$ 536,258

The auditor found no material differences between FOCUS Net Capital Computation and the annaul Audit Computation.

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010
Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$ -	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive	-	-
Credit balances in firm accounts attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days	-	-
Market value of short securities and credits in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-	-
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	-
Failed to deliver of customers' securities not older than 30 calendar days	-	-
Excess of total credits over total debits	$ -	$ -

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

WORLD TRADE FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2011 AND 2010

	2011	2010
State the market valuation and number of items:		
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce the possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and , accordingly, has no possession or control requirements.

SIPC SUPPLEMENTAL REPORT

In my opinion, the assessments were determined fairly in accordance with the applicable instructions and forms.

The calculations of assessments were determined to be accurate. The disbursements were recorded correctly. There are no adjustments, nor overpayments reflected in form SIPC-7. There was no difference in my calculation and the firm's calculation.

In my opinion, the SIPC-7 assessments are fairly stated in all material respects.

Thomas A. Ralston
Certified Public Accountant

41874 Sixth Street
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
Email: tomralstoncpa@yahoo.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2011, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2011, and this report does not affect our report thereon dated August 25, 2011.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas A. Ralston

San Diego, California
Amended as of
September 27, 2011